UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ContraFect Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

212326102

(CUSIP Number)

June 12, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐  (b) ☐ 
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,773,048
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,773,048
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,773,048*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.92%**
12		TYPE OF REPORTING PERSON (See Instructions) IN
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  * Includes 591,016 shares of common stock that may be acquired upon the exercise of warrants.
** Calculated based on a total of 25,639,876 shares of common stock outstanding, which is comprised of (i) 20,320,728 shares of common stock outstanding as of May 11, 2015, as reported by the Company in its Quarterly Report on Form 10-Q filed with the

Securities Exchange Commission (the “SEC”) on May 14, 2015 (the “Quarterly Report”), (ii) 591,016 shares of common stock issuable upon the exercise of warrants, as described above, and (iii) 4,728,132 shares of common stock issued to Oracle Partners, L.P., Oracle Institutional Partners, L.P., among others, in a recent private placement, as described by the Company in the Current Report on Form 8-K filed with the SEC on June 12, 2015 (the “Current Report”).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐  (b) ☐ 
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,418,439
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,418,439
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,418,439
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.56%
12	TYPE OF REPORTING PERSON (See Instructions) PN

 * Includes 472,813 shares of common stock that may be acquired upon the exercise of warrants.
** Calculated based on a total of 25,521,673 shares of common stock outstanding, which is comprised of (i) 20,320,728 shares of common stock outstanding as of May 11, 2015, as reported by the Company in its Quarterly Report, (ii) 472,813 shares of common stock issuable upon the exercise of warrants, as described above, and (iii) 4,728,132 shares of common stock issued to Oracle Partners, L.P., Oracle Institutional Partners, L.P., among others, in a recent private placement, as described by the Company in the Current Report.

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐  (b) ☐ 
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 354,609
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 354,609
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,609
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.41%
12		TYPE OF REPORTING PERSON (See Instructions) PN

    * Includes 118,203 shares of common stock that may be acquired upon the exercise of warrants.

** Calculated based on a total of 25,167,063 shares of common stock outstanding, which is comprised of (i) 20,320,728 shares of common stock outstanding as of May 11, 2015, as reported by the Company in its Quarterly Report, (ii) 118,203 shares of common stock issuable upon the exercise of warrants, as described above, and (iii) 4,728,132 shares of common stock issued to Oracle Partners, L.P., Oracle Institutional Partners, L.P., among others, in a recent private placement, as described by the Company in the Current Report.

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐  (b) ☐ 
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,773,048
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,773,048
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,773,048
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.92%
12		TYPE OF REPORTING PERSON (See Instructions) OO

   * Includes 591,016 shares of common stock that may be acquired upon the exercise of warrants.

** Calculated based on a total of 25,639,876 shares of common stock outstanding, which is comprised of (i) 20,320,728 shares of common stock outstanding as of May 11, 2015, as reported by the Company in its Quarterly Report, (ii) 591,016 shares of common stock issuable upon the exercise of warrants, as described above, and (iii) 4,728,132 shares of common stock issued to Oracle Partners, L.P., Oracle Institutional Partners, L.P., among others, in a recent private placement, as described by the Company in the Current Report.

Item 1(a). Name of Issuer:

ContraFect Corporation, a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

28 Wells Avenue, 3rd Floor, Yonkers, New York 10701

Item 2(a). Name of Person(s) Filing:

This statement is filed by:

(i)	Oracle Partners, L.P., a Delaware limited partnership (“Partners”), with respect to shares of the Issuer’s common stock, par value $0.0001 per share (“Shares”), and warrants exercisable for Shares, directly owned by it;
(ii)	Oracle Institutional Partners, L.P., a Delaware limited partnership (“Institutional Partners” and, together with Partners, the “Oracle Partnerships”) with respect to Shares and warrants exercisable for Shares directly owned by it;
(iii)	Oracle Associates, LLC, a Delaware limited liability company (“Oracle Associates”), which serves as the general partner of the Oracle Partnerships, and may be deemed to indirectly own, by virtue of the foregoing relationships, the Shares and warrants exercisable for Shares directly owned by the Oracle Partnerships; and
(iv)	Mr. Larry N. Feinberg (“Mr. Feinberg”), who serves as the managing member of Oracle Associates, and may be deemed to indirectly own, by virtue of the foregoing relationship, the Shares directly owned by the Oracle Partnerships.
The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is 200 Greenwich Avenue, 3rd Floor, Greenwich, Connecticut 06830.

Item 2(c). Citizenship:

Mr. Feinberg is a citizen of the United States of America.  Partners, Institutional Partners and Oracle Associates are organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001

Item 2(e). CUSIP Number:

212326102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) (b) (c)	☐ Broker or dealer registered under Section 15 of the Act. ☐ Bank as defined in section 3(a)(6) of the Act. ☐ Insurance company as defined in section 3(a)(19) of the Act.

(d) (e) (f) (g) (h) (i) (j) (k)
☐ Investment company registered under section 8 of the Investment Company Act of 1940.
☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __

Item 4. Ownership:

A. Larry Feinberg
(a) Amount beneficially owned: 1,773,048
(b) Percent of class: 6.92%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,773,048
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 1,773,048

B. Oracle Partners, L.P.
(a) Amount beneficially owned: 1,418,439
(b) Percent of class: 5.56%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,418,439
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 1,418,439

C. Oracle Institutional Partners, L.P.
(a) Amount beneficially owned: 354,609
(b) Percent of class: 1.41%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 354,609
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 354,609

D. Oracle Associates, LLC
(a) Amount beneficially owned: 1,773,048
(b) Percent of class: 6.92%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,773,048
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 1,773,048

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2015

/s/ Larry N. Feinberg Larry N. Feinberg, Individually
ORACLE PARTNERS, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

Exhibit Index

99.1	Joint Filing Agreement, dated June 26, 2015, by and among, Larry Feinberg, Oracle Partners, L.P., Oracle Institutional Partners, L.P., and Oracle Associates, LLC.